UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 17, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 5, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-3951950
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 350 Class A Ordinary Shares, Series 351 Class A Ordinary Shares, Series 353 Class A Ordinary Shares, Series 354 Class A Ordinary Shares, Series 357 Class A Ordinary Shares, Series 359 Class A Ordinary Shares, Series 396 Class A Ordinary Shares, Series 430 Class A Ordinary Shares, Series 438 Class A Ordinary Shares, Series 439 Class A Ordinary Shares, Series 441 Class A Ordinary Shares, Series 443 Class A Ordinary Shares, Series 444 Class A Ordinary Shares, Series 445 Class A Ordinary Shares, Series 449 Class A Ordinary Shares, Series 452 Class A Ordinary Shares, Series 456 Class A Ordinary Shares, Series 465 Class A Ordinary Shares, Series 475 Class A Ordinary Shares, Series 476 Class A Ordinary Shares, Series 478 Class A Ordinary Shares, Series 479 Class A Ordinary Shares, Series 481 Class A Ordinary Shares, Series 483 Class A Ordinary Shares, Series 485 Class A Ordinary Shares, Series 491 Class A Ordinary Shares, Series 501 Class A Ordinary Shares, Series 507 Class A Ordinary Shares, Series 525 Class A Ordinary Shares, Series 533 Class A Ordinary Shares, Series 534 Class A Ordinary Shares, Series 537 Class A Ordinary Shares, Series 541 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events.

Estimated NAV Per Share as of June 30, 2026

Masterworks Vault 5, LLC (“we”, “our” or the “Company”) is filing this Current Report on Form 1-U to report certain of its series’ estimated net asset value per Class A share (“Estimated NAV Per Share”), as determined in accordance with the Company’s valuation procedures. The Estimated NAV Per Share for each relevant series (each, a “Series”) as of June 30, 2026 was as listed below:

Series	Estimated NAV Per Share

Series 350	$22.17
Series 351	$19.39
Series 353	$19.92
Series 354	$19.54
Series 357	$20.00
Series 359	$21.77
Series 396	$14.93
Series 430	$19.39
Series 438	$22.65
Series 439	$21.50
Series 441	$19.53
Series 444	$17.04
Series 445	$19.44
Series 449	$21.44
Series 452	$22.79
Series 456	$20.99
Series 465	$22.01
Series 475	$20.51
Series 478	$19.67
Series 481	$19.66
Series 483	$19.77

Estimated NAV Per Share for each Series reflects our estimate of the net asset value of a Class A share, after deduction of all administrative services fees and profits interests held by Masterworks, as adjusted for any liquidation preference. The Estimated NAV Per Share for each Series at any given date is equal to (x) the most recent appraised fair market value of such Series’ artwork as of such date, less (y) the pro forma value attributable to such Series’ Class B shares representing profits interests implied based on such fair market value (if any), divided by (z) the fully diluted number of outstanding Class A shares of such Series, inclusive of shares issued to Masterworks Administrative Services, LLC (the “Administrator”) pursuant to the Management Services Agreement (“Management Fee Shares”) as of the date of the estimated net asset value, as adjusted for any liquidation preference on Management Fee Shares.

Artwork appraisals are performed by Masterworks in conformity with the 2024-2025 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation using a sales comparison approach, provided there are conflicts of interest as noted below. Appraisals are intended to estimate the “fair market value” of the artwork which is the price that the artwork would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, as defined in IRS Publication 561.

Conflicts of Interest

Appraisals are performed by employees of the Administrator. The Administrator receives equity-based compensation for the administration of the artwork and its affiliates have economic interests in the Masterworks business, as well as profits interests in our Company. Although the amount of equity-based compensation earned by the Administrator is not directly or indirectly tied to appraised values, if the Administrator were to sell shares it earns in respect of management services or other Class A shares it owns, any such secondary sale price may be influenced by appraisals. The compensation of employees of the Administrator is not directly contingent upon the performance of any appraisal, including reporting of a predetermined value or direction in value that favors the cause of Masterworks, the appraised fair market value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of any appraisal. Although the Administrator has inherent conflicts of interest, the Administrator has taken steps it deems reasonable in seeking to ensure that employees and others involved in performing appraisals can act independently of Masterworks and free from bias; no assurance can be given that a truly independent appraisal would not produce a different outcome. Masterworks also engages an unaffiliated qualified third-party appraisal firm to conduct an appraisal review, in accordance with USPAP, of Masterworks’ internal appraisals.

Other Important Disclosures

The Estimated NAV Per Share reflects our estimate of the net asset value of a Class A share of a Series, after deduction of all administrative services fees and profits interests held by Masterworks, as adjusted for any liquidation preference, but does not include any reduction for any expenses or costs for which we would be responsible in connection with a sale transaction. Estimated NAV Per Share should not be construed as a proxy for the fair market value of a Class A share or any advice or guidance with respect to the value that you might receive for a Class A share on the Masterworks secondary market. Fair market value of a Class A share will be influenced by several other factors, including, without limitation, the perceived likelihood of a sale of the artwork taking place, the perceived timing of any such sale, the perceived future appreciation rate of the artwork and general market and economic conditions. The fair market value of the artwork determined by the Administrator’s appraisal is only valid as of the effective date and does not reflect any sales of objects conducted after the effective date. The effective date differs from the issuance date. Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the target object, the comparable sale may be included in the comparable data set used to perform the appraisal at the discretion of the appraiser. Masterworks does not typically appraise artwork that has been transferred to or acquired by a Masterworks issuer entity within six months prior to an applicable appraisal effective date and if an artwork has been transferred to or acquired by a Masterworks issuer entity within one year prior to the appraisal effective date and no public auction sales of comparable artwork have occurred subsequent to the consummation of the offering, Masterworks will conduct an appraisal and may conclude that the value of the artwork equals the aggregate price paid by investors for the issuer’s shares in the offering. The future realizable value of a fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. Valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons and the internally compiled appraisals by the Administrator are subject to the same conditions and limitations of subjective value outlined in the Company’s Offering Circular for its initial offering pursuant to Regulation A.

FOR THE FORGOING REASONS YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE ESTIMATED NAV PER SHARE.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 5, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: July 17, 2026